

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2013

<u>Via Facsimile</u>
Mr. Joselito Christopher G. Imperial
President, Secretary and Treasurer
Guar Global Ltd.
8275 Southern Eastern Avenue, Suite 200
Las Vegas, NV 89123

   Re: Guar Global Ltd.
     Form 10-K for the Fiscal Year Ended July 31, 2012
     Filed October 29, 2012
     File No. 000-52929

Dear Mr. Imperial:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Patrick Gilmore

             Patrick Gilmore
             Accounting Branch Chief